Exhibit 99.1

Tiziana Life Sciences Plans to Submit IND for Phase 1 Trial of Intranasal Foralumab in Alzheimer’s Disease Patients

-	Company continues to advance foralumab in CNS-related inflammatory diseases

NEW YORK, Oct. 12, 2022 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that it plans to submit an Investigational New Drug Application (IND) for a Phase 1 Trial of intranasal foralumab in Alzheimer’s disease patients after receiving an affirmative written response from the FDA on a Pre-Investigational New Drug Application (PIND). Tiziana plans on filing the IND for Alzheimer’s disease by the third quarter of 2023 upon the completion of requested toxicology studies, then starting its Phase 1 program by the end of 2023.

“I am thrilled to see the company advancing foralumab into another promising central nervous system (CNS) -related therapeutic area with high unmet need,” commented Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana Life Sciences. “Intranasal foralumab’s unique action on regulatory T-cells should allow us to study multiple CNS inflammatory pathology indications for this unique drug, including in Multiple Sclerosis (MS) and Amyotrophic Lateral Sclerosis (ALS).”

“We have spent years studying intranasal anti-CD3, or foralumab, in inflammatory CNS-related disease models in animals,” said Howard L. Weiner, M.D., Co-Director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital. “We look forward to evaluating intranasal foralumab in patients with early symptomatic Alzheimer’s disease, where we believe its locally acting anti-inflammatory mechanism of action will be relevant.”

“Tiziana strongly believes that many inflammatory CNS disease pathologies could improve with intranasally administered foralumab and as such, we hope to study additional neurological disease states over time,”, stated Matthew Davis, M.D., RPh, Chief Scientific Officer and Chief Medical Officer of Tiziana Life Sciences.

About Foralumab

Foralumab (formerly NI-0401), the only entirely human anti-CD3 mAb, has shown reduced release of cytokines after IV administration in healthy volunteers and in patients with Crohn’s disease. In a humanized mouse model (NOD/SCID IL2γc-/-), it was shown that while targeting the T-cell receptor, orally administered foralumab modulates immune responses of the T-cells and enhances regulatory T-cells (Tregs), thereby providing therapeutic benefit in treating inflammatory and autoimmune diseases without the occurrence of potential adverse events usually associated with parenteral mAb therapy. Once a day treatment for 10 consecutive days with intranasal foralumab was both well tolerated and produced clinical responses in COVID-19 patients. Based on these studies, the intranasal and oral administration of foralumab offers the potential to become a well-tolerated immunotherapy for autoimmune and inflammatory diseases by the induction of Tregs.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development and Investor Relations Manager
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com